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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
GREENBACK ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President and General Counsel
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,146,313,287	$133,086.97

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-1l(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 36,390,898 shares of common stock, $0.10 par value per share, of Martek Biosciences Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 33,522,548 Shares issued and outstanding as of December 31, 2010, (ii) 2,066,297 Shares issuable upon the exercise of outstanding options and (iii) 802,053 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $31.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Greenback Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.10 (the "Shares"), of Martek Biosciences Corporation, a Delaware corporation ("Martek"), at a price of $31.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2011 (the "Offer to Purchase"), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Martek Biosciences Corporation, a Delaware corporation. Martek's principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Martek's telephone number at such address is (410) 740-0081.

        (b)   This Schedule TO relates to the outstanding shares of Common Stock, par value $0.10 per share, of Martek. According to Martek, as of December 31, 2010, there were an aggregate of (i) 33,522,548 Shares issued and outstanding, (ii) outstanding options to purchase 2,066,297 Shares, and (iii) outstanding restricted stock units, payable on a one-for-one basis, with respect to 802,053 Shares.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is being filed by Purchaser and DSM. The information set forth in Section 9—"Certain Information Concerning Purchaser and DSM" in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 10 and 11—"Certain Information Concerning Purchaser and DSM," "Background of the Offer; Contacts with Martek" and "Purpose of the Offer and Plans for Martek; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7 and 11—"Price Range of Shares; Dividends," "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin

Regulations" and "Purpose of the Offer and Plans for Martek; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 9 and 11—"Certain Information Concerning Purchaser and DSM" and "Purpose of the Offer and Plans for Martek; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Introduction" and Sections 10, 11 and 16—"Background of the Offer; Contacts with Martek," "Purpose of the Offer and Plans for Martek; Merger Agreement and Other Agreements" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10 and 11—"Certain Information Concerning Purchaser and DSM," "Background of the Offer; Contacts with Martek" and "Purpose of the Offer and Plans for Martek; Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Martek; Merger Agreement and Other Agreements," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 12 and 15—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," "Source and Amount of Funds" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 13, 2011
(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by DSM and Martek on December 21, 2010(1)
(a)(5)(B)	Transcript of DSM Media Conference Call, December 21, 2010(2)
(a)(5)(C)	DSM Presentation Materials for Media Conference Call, December 21, 2010(3)
(a)(5)(D)	DSM Background Materials for Media Conference Call, December 21, 2010(4)
(a)(5)(E)	Transcript of DSM Analyst Conference Call, December 21, 2010(5)
(a)(5)(F)	Form of summary advertisement, published January 13, 2011 in The Wall Street Journal
(a)(5)(G)	Press Release issued by DSM on January 13, 2011
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2010, by and among DSM, Purchaser and Martek(6)
(d)(2)	Mutual Confidentiality Agreement, entered with effect as of December 8, 2009, by and between DSM and Martek and Amendment No. 1 thereto
(d)(3)	First Amended and Restated ARA Alliance, Purchase and Production Agreement, dated as of July 13, 2009, by and between Martek and DSM Food Specialties B.V.(7)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Martek on December 21, 2010

(2)
Incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by DSM on December 21, 2010

(3)
Incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by DSM on December 21, 2010

(4)
Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by DSM on December 21, 2010

(5)
Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by DSM on December 22, 2010

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Martek on December 21, 2010

(7)
Incorporated by reference to Exhibit 10.01 to Martek's quarterly report on Form 10-Q for the quarter ended July 31, 2009

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 13, 2011
KONINKLIJKE DSM N.V.
	By:	/s/ HUGH C. WELSH
Name: Hugh C. Welsh Title: President and General Counsel, DSM North America
GREENBACK ACQUISITION CORPORATION
	By:	/s/ HUGH C. WELSH
Name: Hugh C. Welsh Title: Secretary and Director

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 13, 2011
(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by DSM and Martek on December 21, 2010(1)
(a)(5)(B)	Transcript of DSM Media Conference Call, December 21, 2010(2)
(a)(5)(C)	DSM Presentation Materials for Media Conference Call, December 21, 2010(3)
(a)(5)(D)	DSM Background Materials for Media Conference Call, December 21, 2010(4)
(a)(5)(E)	Transcript of DSM Analyst Conference Call, December 21, 2010(5)
(a)(5)(F)	Form of summary advertisement, published January 13, 2011 in The Wall Street Journal
(a)(5)(G)	Press Release issued by DSM on January 13, 2011
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2010, by and among DSM, Purchaser and Martek(6)
(d)(2)	Mutual Confidentiality Agreement, entered with effect as of December 8, 2009, by and between DSM and Martek and Amendment No. 1 thereto
(d)(3)	First Amended and Restated ARA Alliance, Purchase and Production Agreement, dated as of July 13, 2009, by and between Martek and DSM Food Specialties B.V.(7)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Martek on December 21, 2010

(2)
Incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by DSM on December 21, 2010

(3)
Incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by DSM on December 21, 2010

(4)
Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by DSM on December 21, 2010

(5)
Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by DSM on December 22, 2010

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Martek on December 21, 2010

(7)
Incorporated by reference to Exhibit 10.01 to Martek's quarterly report on Form 10-Q for the quarter ended July 31, 2009

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX